Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated July 8, 2019 to Prospectus dated September 11, 2017

Registration No. 333-219085

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

2019 Series A 2.875% Senior Notes Due 2029

Principal Amount:	$500,000,000

Expected Rating (Moody’s/S&P/Fitch)*:	A2 (stable outlook) / BBB+ (stable outlook) / A (stable outlook)

Trade Date:	July 8, 2019

Settlement Date:	July 10, 2019 (T+2)

Final Maturity Date:	July 15, 2029

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	January 15, 2020

Make-Whole Call:	T+15 bps prior to April 15, 2029

Par Call:	On or after April 15, 2029

Treasury Benchmark:	2.375% due May 15, 2029

Benchmark Yield:	2.029%

Spread to Benchmark:	+85 bps

Reoffer Yield:	2.879%

Coupon:	2.875%

Price to Public:	99.965%

Proceeds to Company Before Expenses:	99.315%

CUSIP/ISIN:	927804 GB4/US927804GB45

Joint Book-Running Managers:	BofA Securities, Inc. and Deutsche Bank Securities Inc.

Co-Managers:	Academy Securities, Inc. and PNC Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated July 8, 2019, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)
Deutsche Bank Securities Inc.	1-800-503-4611 (toll-free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.